May 11, 2010

BY FAX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Terence O’Brien

Re:	Comment Letter Dated April 19, 2010
Affiliated Managers Group, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 1, 2010
File #1-13459

Dear Mr. O’Brien:

Affiliated Managers Group, Inc. (the “Company”) respectfully submits this letter in response to comments contained in your letter dated April 19, 2010 relating to the Company’s Annual Report on Form 10-K filed on March 1, 2010 with the Securities and Exchange Commission. We have, for convenience, reproduced the staff’s comments, followed by the Company’s responses, below.

Form 10-K for the fiscal year ended December 31, 2009

Results of Operations, page 22

1.              Comment:  Please revise future filings to include a more specific and comprehensive discussion of the factors impacting your results.  Your discussion should include, but not be limited to, addressing the following factors, where practicable:

•                  Please separately quantify the revenue earned from management and performance fees both on a consolidated and segment basis for each period presented.

Response:

We confirm that we will revise future filings to separately quantify revenue earned from management and performance fees both on a consolidated and segment basis for each period presented, when performance fees are material.  In our first quarter Form 10-Q, we have disclosed that performance fees were not a significant component of revenue in either the three months ended March 31, 2010 or the three months ended March 31, 2009 (approximately 1% of revenue for both periods).

•                  Please revise to more fully disclose the underlying reasons for changes in the revenue earned from your performance fees.

Response:

During the first quarter of 2010, there were no material changes in revenue earned from performance fees.  We confirm that we will revise future filings to disclose the reasons for changes in revenue earned from performances fees in periods when such changes are material to individual segment results.

•                  While you quantify the decrease in assets under management for each of the segments, you do not specifically discuss the impact of changes in your fee structure or shifts in the amount of assets subject to different rates or types of fees.  Please provide expanded disclosure to address this.  For example, you could quantify the range of fee rates and clarify if your assets under management are concentrated in any particular rate, if changes of such concentration have occurred and the impact of any fee rate concentration or concentration changes on your results.

Response:

We revised our first quarter Form 10-Q to improve our reporting of average assets under management to reflect the billing patterns of our assets.  Our reporting of average assets under management now closely correlates to the billing cycle of each channel.  In our first quarter Form 10-Q, we have included a discussion of the shifts in our Institutional assets under management that resulted in an increase in revenue.

•                  Revise to more specifically discuss and quantify the impact of advance billing on your results.

Response:

As discussed above, we have improved our reporting of average assets under management to reflect the billing patterns of particular client accounts, including those that bill in advance.  In future filings, we will discuss the impact of advance billing on our results, when material.  During the first quarter of 2010, the impact of advance billing was not material.

•                  Clarify if there are any certain circumstances which would require you to waive management or performance fees.  If such a situation has occurred, please discuss and quantify the impact on your results.

Response:

With the exception of certain management fee waiver arrangements entered into in connection with the sponsorship and launch of mutual funds by our Affiliates, there are no circumstances which would require us to waive management or performance fees.  From time to time, certain of our Affiliates contractually or voluntarily waive mutual fund management fees in connection with the commencement of a fund’s operations, or as a result of expense cap arrangements; such waivers are customarily subject to future recoupment.  For the year ended December 31, 2009, these waivers totaled approximately $10 million.  We will revise future filings to disclose circumstances which have required us to waive management fees or performance fees and the impact on our results, when material.

Supplemental Performance Measures, page 29

2.              Comment:  We note your presentation of the non-GAAP financial measures Cash Net Income and Cash earnings per share.  Given that cash flow measures are widely understood as liquidity measures, there is concern that investors may not fully understand your basis for characterizing these amounts as performance measures.  If you continue to believe that these amounts are performance measures, please revise future filings to prospectively change the title of these measures and ensure that such title does not include the word “cash.”  Alternatively, if you determine that these amounts are useful as liquidity measures, please revise future filings to include in your disclosure the three major categories of the statement of cash flows and delete your presentation of “Cash earnings per share.”  Please ensure that any revised disclosures are also reflected in your earnings releases.  Reference sections 102.05-102.6 of the non-GAAP C&DIs.

Response:

In our experience — and we believe the experience of other firms in the investment management industry —investors and analysts clearly understand that Cash Net Income and Cash earnings per share are used exclusively as performance measures in our industry.  These measures have been consistently used by investors and analysts over the last 10 years as AMG’s primary performance benchmark, and have not been confused by our constituents as either cash flow or liquidity measures. Over this period an increasing number of similarly situated peers have adopted Cash Net Income and Cash earnings per share as supplemental performance measures.

Throughout this period, all of our public disclosure — from SEC filings to press releases to investor relations materials — has clearly and consistently informed investors that Cash Net Income and Cash earnings per share are also regarded by our Board of Directors and management as the principal performance benchmark for AMG.  We would further note that our Compensation Committee has used Cash Net Income and Cash earnings as the primary performance measure for making compensation determinations across this period.  This approach to aligning executive compensation with shareholder value creation has been consistently communicated to our investors in our public disclosure over that time.

We clearly state in all our disclosure that we consider Cash Net Income and Cash earnings per share as performance measures.  We reconcile them to Net Income and do not imply that the amount represents funds available for possible expenditures.  To further emphasize this point, we present EBITDA as a liquidity measure and reconcile it to cash flow from operations.

As a consequence, we are very confident that investors, analysts, and other investment management industry constituents fully appreciate that Cash Net Income and Cash earnings per share are performance measures and have never been used to assess the cash flow or liquidity of our operations.   In fact, each analyst that provides research on AMG’s stock uses Cash earnings per share as the primary measure of our performance.  We also believe that changing this long-established standard would introduce confusion to both investors and analysts, rather than clarity.  However, in response to the comment, and to further allay any possible confusion in this regard, we have revised our public disclosure to further state that “Cash Net Income and Cash earnings per share are not liquidity measures and should not be used in place of any liquidity measure calculated under GAAP.”

Liquidity and Capital Resources, page 31

3.              Comment:  In future filings please disclose the amount available under the credit facility as of December 31, 2009, without violating financial covenants.

Response:  In our first quarter Form 10-Q, we have updated our disclosure within Liquidity and Capital Resources to include the following sentence:  Following the closing of our investment in Aston, we have $600 million of remaining capacity under our $770 million credit facility, of which we could borrow a total of $575 million without violating credit facility covenants.

4.              Comment:  In future filings please expand the discussion of the Artemis and Pantheon acquisitions to quantify the amounts expected to be obtained from each financing source.  Provide us example disclosure.

Response:  In our first quarter Form 10-Q, we disclosed that our Artemis investment, which closed during the quarter, was financed with borrowings under our credit facility.  We also disclosed that we issued 1.7 million shares of our common stock to close our Aston acquisition in April 2010 and plan to finance our Pantheon acquisition through borrowings under our credit facility and $100 million of proceeds from the partial settlement of forward equity sales.

Contractual Obligations, page 37

5.              Comment:  In future filings please expand the footnote to your senior convertible securities to quantify the amounts in each period that you could be required to repurchase under applicable put rights granted to the holders.

Response:  In our first quarter Form 10-Q, we have updated the footnotes to the contractual obligations table to disclose that holders of our senior convertible securities may put their interests to us before their maturity dates.  Our disclosure is presented in our response to Comment 6 below. See footnote 1.

6.              Comment:  In future filings please include contingent payments associated with acquisitions in your table of contractual obligations.  Disclose assumptions used in estimating the amounts in a footnote to the table, with additional information clarifying the extent of exposure.  Provide us with an example of expected future disclosure in response to these comments.

Response:  In our first quarter Form 10-Q, we updated our contractual obligations table to include disclosure of our contingent payment obligations, as presented below:

		Payments Due
(in millions)	Total	Remainder of 2010	2011-2012	2013-2014	Thereafter
Contractual Obligations
Senior bank debt	$170.0	$—	$170.0	$—	$—
Senior convertible securities(1)	1,027.9	9.1	36.3	36.3	946.2
Junior convertible trust preferred securities(2)	1,727.2	27.8	74.1	74.1	1,551.2
Leases	69.4	13.3	26.6	17.9	11.6
Other liabilities(3)	18.3	18.3	—	—	—
Total Contractual Obligations	$3,012.8	$68.5	$307.0	$128.3	$2,509.0

Contingent Obligations
Contingent payment obligations(4)	$80.3	$—	$80.3	$—	$—

(1)                The timing of debt payments assumes that outstanding debt is settled for cash or common stock at the applicable maturity dates.  The amounts include the cash payment of fixed interest.  Holders of the 2008 convertible notes may put their interests to us for $460 million in 2013, and holders of our zero coupon convertible notes may put their interests to us for $47 million in 2011.

(2)                As more fully discussed on page 33, consistent with industry practice, we do not consider our junior convertible trust preferred securities as debt for the purpose of determining our leverage ratio.

(3)                Other liabilities reflect amounts payable to Affiliate managers related to our purchase of additional Affiliate equity interests. This table does not include liabilities for uncertain tax positions ($22.2 million as of March 31, 2010) as we cannot predict when such liabilities will be paid.

(4)                The amount of contingent payments related to business acquisitions disclosed in the table represents our expected settlement amounts. While the table reflects our current estimates, the maximum settlement amount is $166 million for the remainder of 2010 and $212 million for periods after 2010.

Item 8.  Financial Statements and Supplementary Data, page 42
Management’s Report on Internal Control Over Financial Reporting, page 42

7.              Comment:  We note your disclosure that internal control over financial reporting processes “are designed under the supervision of the Company’s chief executive and chief financial officers to provide reasonable assurance regarding the reliability of financial reporting ...”  This description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  As described, however, the description does not fully conform to the definition in those rules.  Specifically, the description does not indicate that and internal controls over financial reporting is a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, “and effected by the issuer’s board of directors...”  Please confirm that your description of internal control over financial reporting conforms to the definition contained in Rules 13a-15(f) and 15d-15(f) and revise accordingly in future filings.  Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your internal control over financial reporting was effective.

Response:

In future filings, we will revise the disclosure to provide that the description of internal control over financial reporting conforms to the definition contained in Rules 13a-15(f) and 15d-15(f).  We confirm that our internal control over financial reporting has been effected by our Board of Directors.

Note 1.  Business and Summary of Significant Accounting Policies, page 50
(e) Investments in Partnerships, page 52

8.              Comment:  With a view towards future disclosure, please tell us how you determined it was appropriate to classify your investments as a current asset.

Response:

Several of our Affiliates serve as general partner to limited partnerships and, because the presumption of control as defined in ASC 810-20-25-3 could not be overcome, we are required to consolidate these partnerships.  These partnerships follow specialized accounting and account for investments at their quoted market prices, or fair value.  As is required by ASC 810-10-25-15, the specialized accounting applied by these partnerships is retained when the partnerships are consolidated into our overall results.  The partnership investments are presented as current assets in the financial statements of the partnership and therefore have been presented as current assets in our consolidated financial statements.

Note 3.  Investments in Partnerships, page 57

9.              Comment:  In order to increase the transparency of your financial statements, please provide us, and include in future filings, a rollforward of your investments in partnerships.  It is currently unclear how the activity in these investments agrees to the changes in your balance sheet.

Response:

The table below shows the rollforward of our Investment in Partnerships balance for the year ended December 31, 2009.

Investments in
Partnerships
December 31, 2008	$68,789
Gross subscriptions	944
Gross redemptions	(1,229)
Investment income	26,586
Other	(1,281)
December 31, 2009	$93,809

We presented the rollforward of this activity for the three-month period ended March 31, 2010 in our first quarter Form 10-Q.

Note 18.  Business Combinations, page 68

10.       Comment:  With a view towards future disclosure, please provide us with the following information regarding your purchase of Harding Loevner:

•      We note your disclosure that the portion of your goodwill and acquired client relationships are deductible for tax purposes.  Please tell us what consideration you have given to including deferred tax assets in your purchase price allocation.

Response:

In our purchase price allocation for Harding Loevner, we concluded that no deferred taxes were required to be recognized.

We did not record deferred taxes for the portion of our purchase price settled in cash because we made a Section 754 election and received inside tax basis for our portion of Harding Loevner’s assets (virtually all were intangible assets). We did not record deferred taxes for the portion of the purchase price settled in contingent consideration because we will receive tax-deductible inside tax basis when payments are made under this arrangement.

We did not record deferred taxes for the non-controlling interest because Harding Loevner is a partnership, and is a pass through entity for tax purposes.

•      Please provide us with a specific and comprehensive discussion regarding how you have incorporated market participant assumptions in your valuation.  Reference ASC 820-10.

Response:

We determined the fair value of the identifiable assets acquired, liabilities assumed and non-controlling interest by performing valuations that used market participant assumptions, which included revenue growth rates, discount rates, tax rates, assumed tax benefits and market multiples.

The fair value of the acquired client relationships was determined using an income approach.  We estimated the future earnings of these relationships after considering past and expected growth rates and useful lives of existing client accounts. We used an industry average tax rate to measure projected after-tax earnings, which assumed that a market participant would structure their acquisition to realize tax amortization benefits.  Our value of these relationships equals the present value of the projected after-tax earnings, as measured using a industry weighted average cost of capital as our discount rate.

Because an active market does not exist for non-controlling interests, we used the price we paid for our controlling interest as a proxy for the value of the non-controlling interest. We adjusted this valuation to subtract an estimate of the control premium we paid for our interest, which does not apply to the non-controlling interest.

Our process to measure the fair value of contingent consideration is described in our response to the comment below.

In each of these valuations, we used inputs that were consistent with the inputs that a market participant would use to value similar assets, liabilities or non-controlling interests and are consistent with the guidance in ASC 820-10.

In future filings, we will more fully describe the market participant assumptions used to determine the fair value of the assets acquired, liabilities assumed and any non-controlling interests.

•      Please provide us with a specific and comprehensive discussion regarding how you determined the initial value of the contingent consideration and how subsequent changes in the value will be determined.

Response:

The Harding Loevner contingent payment arrangement was dependent upon growth in assets under management from August 2009 (the closing date) through December 31, 2009.

In determining the fair value of this arrangement, we projected Harding Loevner’s assets under management as of December 31, 2009. We made assumptions of client subscriptions and redemptions as well as investment performance over the period from closing to December 31, 2009. Our subscription/redemption assumption (0%) was supported by management projections and a review of industry-wide data. Our monthly investment performance assumption (4.8%) was determined by probability-weighting three scenarios of expected performance: (1) Harding Loevner’s performance over the four months prior to August 2009; (2) performance observed in the S&P 500 and MSCI EAFE in the months that followed the seven market contractions of more than 30% observed since 1929 (declines comparable to 2008); and (3) flat investment performance (of 0%).

Because the final measurement of this contingent payment arrangement was December 31, 2009, the subsequent change in value was determined based on the actual settlement amount.

Note 19.  Affiliate Equity, page 69

11.  Comment:  With a view towards future disclosure, please provide us with the following information:

•      A specific and comprehensive discussion regarding how you determined that the purchase price of your conditional purchase obligations is representative of fair value.

Response:

The purchase price of each of our conditional purchase obligations (“redeemable non-controlling interests”) is determined based on the terms of the underlying equity interest.  This price is calculated based upon a multiple of the Affiliate’s earnings; however, AMG and Affiliates have appraisal rights.  In circumstances where an appraisal is not used, we assess the reasonableness of the purchase price to ensure that it represents the equity interest’s fair value.  This assessment compares the multiple of the Affiliate’s earnings purchased to comparable market multiples.  In some cases, we have supported the purchase prices with valuations prepared using the income approach (e.g., discounted cash flows analyses).  In these valuations we use market participant assumptions about growth rates and useful lives of existing and prospective client accounts, as well as future earnings, tax benefits, credit risk and discount rates.

In future filings, we will more fully describe the market participant assumptions used to determine the fair value of our conditional purchase obligations.

•      How you determined the initial value of your redeemable non-controlling interests and how the changes in value are determined.

Response:

As described above, the initial value of our redeemable non-controlling interests is determined based on the terms of the underlying equity interest.  Subsequent changes in value result principally from changes in the underlying earnings of the Affiliate and changes to the comparable market multiples applied to such earnings.

•      How you determined whether the put or call is freestanding or embedded.

Response:

The conditional rights associated with our non-controlling interests make the underlying equity redeemable outside of our control.  We considered whether these call or put rights were embedded with or freestanding from the underlying non-controlling interests by considering the substantive terms and features of the instruments.  The call and put rights are established at the same time the equity interest is sold and would not legally exist without the underlying equity interest.  Furthermore, the call and put rights are not detachable from the equity interest or transferrable to other parties.  Accordingly, we concluded that these rights should be considered embedded within the equity interests.

12.  Comment:  Please provide us, and include in future filings, a rollforward of the activity in your redeemable non-controlling interest balances for each period presented.  Reference ASC 810-10-50-1A(c).

Response:

The following table presents the change in redeemable non-controlling interest for the periods ended December 31, 2007, 2008 and 2009:

	2007	2008	2009

Balance as of January 1	$431,979	$515,371	$297,733
Issuance of Redeemable non-controlling interest	10,122	16,594	6,801
Repurchase of Redeemable non-controlling interest	(92,531)	(119,216)	(92,400)
Changes in redemption value	165,801	(115,016)	156,865
Balance as of December 31	$515,371	$297,733	$368,999

In our first quarter Form 10-Q, we included a rollforward of the activity in our redeemable non-controlling interest balance for the three-month period ended March 31, 2010.

13.  Comment:  We note your disclosure on page 51 that adjustments to your redeemable non-controlling interests are recorded in equity.  Please clarify how you have reflected these amounts in your statement of stockholders’ equity.

Response:

Changes in the value of our redeemable non-controlling interests have been reflected within Additional Paid-In Capital in our Consolidated Statements of Changes in Equity.  In our first quarter Form 10-Q, we have disclosed that adjustments to redeemable non-controlling interests are recorded in Additional Paid-In Capital.

Note 24.  Earnings Per Share, page 75

14.  Comment:  We note from your disclosure on page 69 that your affiliate equity purchases can be settled in shares of common stock.  With a view towards future disclosure, please tell us what consideration you gave to the potential issuance of these shares in calculating your earnings per share.  Reference ASC 260-10.

Response:

We exclude the potential issuance of common stock that may be used to settle a portion of our redeemable non-controlling interests from the calculation of our diluted earnings per share because we have unilateral control over the form of settlement and our intent and ability as well as our past experience provide a reasonable basis to believe that repurchases will be settled in cash.

In our first quarter Form 10-Q, we enhanced our earnings per share disclosure to acknowledge our intent and ability to settle these obligations in cash.

Schedule II.  Valuation and Qualifying Accounts, page 82

15.  Comment:  Please revise future filings to more specifically describe the nature of your “other” allowances.

Response:

We will revise future filings to specifically describe the nature of other allowances.

Item 9A.  Controls and Procedures, page 83

16.  Comment:  We note in your letter dated March 24, 2009 which responds to comments we issued on your Form 10-K for the fiscal year ended December 31, 2008 that you stated you would revise future filings to conform your disclosures to Exchange Act Rule 13a-15(e).  It does not appear that you have appropriately made such revisions.  In this regard, we note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified.  Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective for the purpose of ensuring that material information is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures.  Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition.

Response:

We confirm that our officers concluded that our disclosure controls and procedures were effective for the purpose of ensuring that material information is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. We have included the appropriate language in the first quarter Form 10-Q and will adopt that same language in future filings.

17.  Comment:  We note your qualification in the middle of the first paragraph under Item 9A.  Please indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  Alternatively, please remove language from your filings that qualify the design, operation, and effectiveness of your disclosure controls and procedures.

Response:

We have included language in Item 4 of our first quarter Form 10-Q that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level. We will include similar language in future filings accordingly.

Item 15.  Exhibits, Financial Statement Schedules, page 85

18.  Comment:  We note that you have not filed the schedules and the exhibits to the Restated Credit Agreement dated November 27, 2007 (Exhibit 10.1).  Please file the complete copy of the agreement with your next periodic report.

Response:

We have filed the schedules and the exhibits to the Restated Credit Agreement dated November 27, 2007 in our first quarter Form 10-Q.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the staff’s view that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please call me at 617-747-3308.

Very truly yours,

/s/ Darrell W.Crate
Darrell W.Crate
Executive Vice President, Chief Financial Officer and Treasurer